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                         September 26, 2022

       Joseph R. Cavatoni
       Principal Executive Officer
       World Gold Trust
       c/o WGC USA Asset Management Company, LLC
       685 Third Avenue, 27th Floor
       New York, NY 10017

                                                        Re: World Gold Trust
                                                            Registration
Statement on Form S-3
                                                            Filed September 20,
2022
                                                            File No. 333-267521

       Dear Mr. Cavatoni:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Dana Brown at 202-551-3859 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Finance